UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  _____________

                                  SCHEDULE 13G



                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                             GERBER SCIENTIFIC, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                          Common Stock, $1.00 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    373730100
 -------------------------------------------------------------------------------
                                 (CUSIP Number)



                                  May 15, 2003
 -------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)




         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  |_|      Rule 13d-1(b)

                  |X|      Rule 13d-1(c)

                  |_|      Rule 13d-1(d)

CUSIP No. 373730100
---------- ---------------------------------------------------------------------
  1        NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           David J. Gerber

---------- ---------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) |_|
                                                                    (b) |_|
---------- ---------------------------------------------------------------------
  3        SEC USE ONLY

---------- ---------------------------------------------------------------------
  4        CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
---------- ---------------------------------------------------------------------
                            5     SOLE VOTING POWER
      NUMBER OF                   1,318,682 shares
        SHARES              ----- ----------------------------------------------
     BENEFICIALLY           6     SHARED VOTING POWER
     OWNED BY EACH                0 shares
      REPORTING             ----- ----------------------------------------------
        PERSON              7     SOLE DISPOSITIVE POWER
         WITH                     1,318,682 shares
                            ----- ----------------------------------------------
                            8     SHARED DISPOSITIVE POWER
                                  0 shares
--------------------------- ----- ----------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,318,682 shares

---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES*   |_|

---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9 )
           6.0 %

---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*
           IN

---------- ---------------------------------------------------------------------

*See Instructions.

Item 1(a).        Name of Issuer:


                  GERBER SCIENTIFIC, INC.


Item 1(b).        Address of Issuer's Principal Executive Offices:

                  83 Gerber Road West
                  South Windsor, CT 06074

Item 2(a).        Name of Person Filing:

                  David J. Gerber (the "Reporting Person")

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  34 High Wood Road
                  West Hartford, CT 06117

Item 2(c).        Citizenship:

                  United States


Item 2(d).        Title of Class of Securities:

                  common stock, $1.00 par value ("Common Stock")


Item 2(e).        CUSIP Number:

                  373730100


Item 3.           Not applicable.


Item 4.           Ownership.

                  (a)  Amount Beneficially Owned: 1,318,682 shares


                  (b) Percent of Class: 6.0 %

        (c)     Number of shares as to which such person has:

                (i) Sole power to vote or to direct the vote: 1,318,682 shares

                (ii)    Shared power to vote or to direct the vote: 0 shares

                (iii)   Sole power to dispose or to direct the disposition of:
                        1,318,682 shares

                (iv)    Shared power to dispose or to direct the disposition of:
                        0 shares

                  The Reporting Person has the sole power to vote or to direct the vote, and to dispose or direct the disposition of, 1,318,682 shares of Common Stock. 71,837 shares of Common Stock are owned outright by the Reporting Person. 461,845 shares of Common Stock are held in trusts for his benefit as to which he is the sole trustee and has the right to withdraw or direct the disposition and voting of the shares held in such trusts. 785,000 shares of Common Stock are held in Grantor Retained Annuity Trusts for which he became the sole trustee in May 2003. The Grantor Retained Annuity Trusts were established by the Reporting Person's mother prior to her death in January 2003, and shares held in these trusts will become part of the Reporting Person's mother's estate when distributed.

Item 5.        Ownership of Five Percent or Less of a Class.

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.        Ownership of More Than Five Percent on Behalf of Another Person.

               Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

               Not Applicable


Item 8.        Identification and Classification of Members of the Group.

               Not Applicable


Item 9.        Notice of Dissolution of Group.

               Not Applicable

Item 10.       Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated:    September 17, 2003                      /s/ David J. Gerber
                                                      ---------------
                                                      David J. Gerber